[redacted]

08026332

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Desjardins Securities International Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1170 Peel Street, Suite 300
(No. and Street)

Montreal (City) Quebec Canada (State) H3B 0A9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruno Blouin (514) 281-2244 (7725)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Boulevard West, Suite 2800, Montreal, Quebec H3B 2G4
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Antonio Lombardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Desjardins Securities International Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMISSAIRE À L'ASSERMENTATION
THOMAS BRANCONIER
159 715
POUR TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC ET POUR L'EXTÉRIEUR DU QUÉBEC

Expires Feb 16, 2009

Notary Public

Signature

FINOP (interim)

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESJARDINS SECURITIES INTERNATIONAL INC.

(SEC I.D. No. 112417)

Financial statements and supplemental schedules for the years ended December 31, 2007and 2006 and independent auditors' report and supplemental report on internal control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

DESJARDINS SECURITIES INTERNATIONAL INC.
Table of contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 12, 2008

Auditors' Report

To the stockholder of
Desjardins Securities International Inc.

We have audited the balance sheet of **Desjardins Securities International Inc.** as of December 31, 2007 and the statements of income, comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These financial statements include, by reference, notes to the financial statements presented in the audited financial statements for the year ended December 31, 2007 submitted to the stockholder. These financial statements are the responsibility of the management of Desjardins Securities International Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Desjardins Securities International Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Desjardins Securities International Inc. as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of Desjardins Securities International Inc. as at December 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated February 7, 2006.

PricewaterhouseCoopers LLP

Chartered Accountants

DESJARDINS SECURITIES INTERNATIONAL INC.

Balance sheets

as at December 31, 2007 and 2006
(in US dollars)

	2007	2006
	$	$
Assets		
Cash	**58,648**	1,601,193
Securities owned, at market value	**4,203,931**	-
Due from brokers and financial institutions	**1,247,259**	916,873
Deposit with NASD	**10,016**	10,297
Future income taxes (Note 4)	**1,479**	941
Other	-	3,000
	5,521,333	2,532,304
Liabilities		
Advance from parent company	**1,102,320**	481,683
Income taxes payable	**401,984**	42,818
Accounts payable and accrued liabilities	**22,513**	28,908
	1,526,817	553,409
Stockholder's equity (Note 3)	**3,994,516**	1,978,895
	5,521,333	2,532,304

(See notes to financial statements)

DESJARDINS SECURITIES INTERNATIONAL INC.

Statements of income

years ended December 31, 2007 and 2006
(in US dollars)

	2007	2006
	$	$
Revenue		
Commissions, fees and trading gains	**5,537,974**	4,523,649
Foreign exchange gain	**28,906**	23,538
Interest	**26,665**	61,453
	5,593,545	4,608,640
Expenses		
Management fee paid to parent company	**3,564,692**	3,475,994
Interest	**68,587**	194,908
Clearing, settlement and system costs	**378,555**	346,698
Personnel related expenses	**88,780**	73,753
Telecom	**60,597**	61,767
Travelling, advertising and promotion expenses	**153,713**	64,426
Professional fees	**28,070**	10,838
Capital tax	**44,433**	31,999
General expenses	**49,706**	156,621
	4,437,133	4,417,004
Income before income taxes	**1,156,412**	191,636
Income taxes (Note 4)	**413,056**	76,295
Net income	**743,356**	115,341

(See notes to financial statements)

DESJARDINS SECURITIES INTERNATIONAL INC.

Statements of cash flows

years ended December 31, 2007 and 2006
(in US dollars)

	2007	2006
	$	$
Operating activities		
Net income	**743,356**	115,341
Adjustment for future income taxes	**(538)**	-
	742,818	115,341
Net change in operating items		
Securities owned	**(4,203,931)**	-
Due from brokers and financial institutions	**(330,386)**	(294,922)
Other receivables	**3,281**	(6,561)
Accounts payable and accrued liabilities	**(6,395)**	(17,674)
Income taxes payable	**359,166**	393,099
Cash used in operating activities	**(3,435,447)**	73,942
Financing activities		
Advances from parent company	**620,637**	(81,519)
Common shares issue	**1,272,265**	-
	1,892,902	(81,519)
Increase in cash	**(1,542,545)**	107,764
Cash, beginning of year	**1,601,193**	1,493,429
Cash, end of year	**58,648**	1,601,193
Supplemental disclosures		
Interest paid	**68,587**	194,908
Income taxes paid (received)	**54,428**	(301,159)

(See notes to financial statements)

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of changes in stockholder's equity
years ended December 31, 2007 and 2006
(in US dollars)

	Common stock		Retained earnings	Total
	Shares	Amount		
		$	$	$
Balance, December 31, 2005	1,075,000	702,624	1,160,930	1,863,554
Net income for the year 2006	-	-	115,341	115,341
Balance, December 31, 2006	**1,075,000**	**702,624**	**1,276,271**	**1,978,895**
Issue of common stock	1,500,000	1,272,265	-	1,272,265
Net income for the year 2007	-	-	743,356	743,356
Balance, December 31, 2007	**2,575,000**	**1,974,889**	**2,019,627**	**3,994,516**

1. Description of the business

The Company, incorporated on January 24, 2001 under the *Canada Business Corporations Act,* is an introducing securities broker. On January 29, 2002, the Company changed its name from 3858839 Canada Inc. to Desjardins Securities International Inc. Business operations commenced in July 2002.

The Company is a member of the NASD Inc. and is registered as a broker-dealer with the Securities and Exchange Commission.

2. Significant accounting policies

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets are recognized based on the future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the expected income tax rates for the years in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign currency transactions

Monetary assets and liabilities are translated in U.S. dollars at the rate of exchange in effect at year-end. Non-monetary assets and liabilities, capital stock issued and revenue and expenses are translated at the exchange rate in effect at the transaction date while income statement accounts are translated on average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Use of estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(in US dollars)

2. Significant accounting policies (continued)

New accounting policies

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 - *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. There is no impact on the non-consolidated financial statements of the Company.

In September 2006, the FASB issued SFAS NO. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measure on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. There is no impact on the non-consolidated financial statements of the Company.

3. Stockholder's equity

	2007	2006
	$	$
Capital stock		
2,575,000 Class A shares (1,075,000 in 2006)	**1,974,889**	702,624
Retained earnings	**2,019,627**	1,276,270
	3,994,516	1,978,894

Authorized
An unlimited number of voting and participating Class A shares, without par value

On January 22, 2007, the Company issued 1,500,000 Class A shares to its parent company against a deposit of $1,300,000 and an adjustment to the advance from the parent company of $27,735.

(in US dollars)

4. Income taxes

The provision for income taxes is as follows:

	2007	2006
	$	$
Current	**413,594**	76,295
Future	**(538)**	-
	413,056	**76,295**

Earnings are subject to federal and provincial income taxes. The effective tax rate on earnings varies from one year to the next according to the changes in the combined statutory income tax rate. The provision for income taxes in the statement of income differs from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2007	2006
	$	$
Income taxes at the combined statutory rate of 32.02%	**370,283**	61,362
Change in income taxes resulting from the following:		
Prior year's tax adjustments	**21,145**	2,629
Non-deductible expenses and other elements	**21,628**	12,304
	413,056	76,295

Deferred income tax assets are as follows:

	2007	2006
Fixed assets	**427**	884
Other assets	**1,052**	57
	1,479	941

	2007	2006
Income taxes payable		
Income taxes payable	**401,984**	42,818

(in US dollars)

5. Related party transactions

The Company is a wholly-owned subsidiary of Desjardins Securities Inc., which is an entity of the Mouvement des caisses Desjardins du Québec.

In 2005, the Company signed a service agreement with its parent company regarding the shared administrative expenses related to the employees holding a dual employment status. The total amount exchanged during the year is $3,564,692 ($3,475,994 in 2006).

Transactions and balances with related parties are as follows:

	2007	2006
	$	$
Management fee	**3,564,692**	3,475,994
Revenue - interest	**200**	1,099
Cash	**5,549**	4,542
Advances from parent company	**1,102,320**	481,683

6. Financial instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, temporary investments and due from brokers and financial institutions and receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts approximating fair value.

7. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at December 31, 2007, the Company had net capital of $2,788,144 which exceeds the required net capital of $101,787 by $2,686,357. The Company's ratio of aggregate indebtedness to net capital was 0.5476 to 1 as at December 31, 2007.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 12, 2008

Auditors' Report

To the stockholder of
Desjardins Securities International Inc.

We have audited the accompanying balance sheet of Desjardins Securities International Inc. as at December 31, 3007 and the related statements of income, comprehensive income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of Desjardins Securities International Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Desjardins Securities International Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Desjardins Securities International Inc. as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of Desjardins Securities International Inc. as at December 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated February 7, 2006.

PRICEWATERHOUSECOOPERS

Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The following supplemental schedules of Desjardins Securities International Inc. as at December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

- Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934;
- Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

These schedules are the responsibility of Desjardins Securities International Inc.'s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 12, 2008

Desjardins Securities International Inc.
1170, Peel St.
Suite 300
Montreal QC H3B 0A9

In planning and performing our audit of the financial statements and supplemental schedules of Desjardins Securities International Inc. for the year ended December 31, 2007 (on which we issued our report dated February 12, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls of Desjardins Securities International Inc.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by Desjardins Securities International Inc. (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Desjardins Securities International Inc. in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because Desjardins Securities International Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of Desjardins Securities International Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the ''SEC'') above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Desjardins Securities International Inc. has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance

with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of the internal controls or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of Desjardins Securities International Inc.'s internal control would not necessarily disclose all matters in Desjardins Securities International Inc.'s internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving Desjardins Securities International Inc.'s internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Desjardins Securities International Inc.'s practices and procedures were adequate as at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the management, the SEC, the National Association of Securities Dealers Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants

DESJARDINS SECURITIES INTERNATIONAL INC.
Computation of Net Capital for brokers and dealers pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934
as at December 31, 2007
(in US dollars)

	2007
	$
Total stockholder's equity	3,994,516
Deduct non-allowable assets	
Cash deposit with parent company	5,549
Due from brokers and financial institutions	902,878
Other receivables	10,016
Future income taxes	1,479
Total non-allowable assets	919,922
Other deductions – Insurance deductible margin on securities position and foreign exchange margin	286,450
Net capital	2,788,144
Computation of aggregated indebtedness net capital requirement	
Required minimum net capital:	101,787
The greater of $100,000 or 6 2/3% of aggregate indebtedness ($1,526,817)	
Excess net capital	2,686,357
Ratio: Aggregate indebtedness to net capital	.5476 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007 Part IIA FOCUS filing.

DESJARDINS SECURITIES INTERNATIONAL INC.

Computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

year ended December 31, 2007

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

END